Exhibit 99.1

58.com Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

BEIJING, February 28, 2019 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place for classifieds, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

•	Total revenues were RMB3,609.3 million (US$525.9 million[1]), a 30.6% increase from RMB2,764.7 million in the same quarter of 2017, exceeding the high end of the Company’s guidance of RMB3,600 million.

•	Gross margin was 87.3% compared with 90.5% in the same quarter of 2017.

•	Income from operations was RMB706.4 million (US$102.9 million), a 15.1% increase from RMB613.7 million in the same quarter of 2017.

•	Non-GAAP income from operations[2] was RMB894.6 million (US$130.3 million), a 17.3% increase from RMB762.5 million in the same quarter of 2017.

•	Net income attributable to 58.com Inc. ordinary shareholders was RMB410.9 million (US$59.9 million), a 0.8% decrease from RMB414.1 million in the same quarter of 2017.

•	Non-GAAP net income attributable to 58.com Inc. ordinary shareholders [3] was RMB756.3 million (US$110.2 million), a 37.8% increase from RMB549.0 million in the same quarter of 2017.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB2.78 (US$0.41) and RMB2.75 (US$0.40), respectively, representing 1.4% and 1.0% decreases from RMB2.82 and RMB2.78, respectively, in the same quarter of 2017. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS[4] attributable to ordinary shareholders were RMB5.12 (US$0.75) and RMB5.06 (US$0.74), respectively, representing 36.7% and 37.3% increases from RMB3.74 and RMB3.69, respectively, in the same quarter of 2017.

[1]	This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the readers. Unless otherwise specified, all translations of Renminbi amounts into US$ amounts in this press release are made at RMB6.8632 to US$1.00, which was the U.S. dollars middle rate announced by the PRC State Administration of Foreign Exchange on December 28, 2018. The percentages stated in this press release are calculated based on the Renminbi amounts. On February 28, 2019, such exchange rate was RMB6.6901 to US$1.00.

[2]	Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[3]	Non-GAAP net income attributable to 58.com Inc. ordinary shareholders is defined as net income attributable to 58.com Inc. ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, and income tax effects of GAAP to non-GAAP reconciling items. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

[4]	Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by weighted average number of basic and diluted ADSs.

Fiscal Year 2018 Financial Highlights

•	Total revenues were RMB13,137.8 million (US$1,914.2 million), a 30.5% increase from RMB10,068.8 million in fiscal year 2017.

•	Gross margin was 89.1% compared with 90.8% in fiscal year 2017.

•	Income from operations was RMB2,386.7 million (US$347.7 million), a 32.9% increase from RMB1,796.5 million in fiscal year 2017.

•	Non-GAAP income from operations was RMB3,051.3 million (US$444.6 million), a 29.3% increase from RMB2,359.2 million in fiscal year 2017.

•	Net income attributable to 58.com Inc. ordinary shareholders was RMB1,997.0 million (US$291.0 million), a 55.4% increase from RMB1,285.1 million in fiscal year 2017.

•	Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB2,723.1 million (US$396.8 million), a 51.7% increase from RMB1,795.0 million in fiscal year 2017.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB13.54 (US$1.97) and RMB13.33 (US$1.94), respectively, representing 53.6% and 53.2% increases from RMB8.82 and RMB8.70, respectively in 2017.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were RMB18.47 (US$2.69) and RMB18.17 (US$2.65), respectively, representing 49.9% and 49.4% increases from RMB12.32 and RMB12.16, respectively in 2017.

Management Comments

“We are pleased to close 2018 with a strong fourth quarter,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Throughout 2018, our portfolio of apps including mainly 58.com, Anjuke, and Zhuan Zhuan generated strong growth and now cover over 500 million users as traffic continues to grow in a healthy and sustainable manner. Revenues for fiscal year 2018 also grew 30.5% when compared to last year despite a softening macroeconomic environment in China.”

“Our core housing and jobs businesses continue to lead the market while newer businesses like Zhuan Zhuan and 58 Town have expanded our addressable market, particularly in lower tier cities. While these newer businesses generated larger losses when compared with a year ago, our operating profit continued its rapid growth and operating margins for fiscal year 2018 were roughly the same when compared to last year due to improved operational efficiency in our core business.”

“I’m pleased with the progress we have made throughout the year. As a horizontal multi-category platform, we have demonstrated our ability to acquire users at relatively low cost and retain them through innovation and improvement of the user experience. We will continue to invest in our platform to better serve our growing number of users while working to increase operational efficiency.”

Fourth Quarter 2018 Financial Results

Revenues

Total revenues were RMB3,609.3 million (US$525.9 million), representing an increase of 30.6% from RMB2,764.7 million in the same quarter of 2017.

Membership revenues were RMB1,122.2 million (US$163.5 million), an increase of 8.0% from RMB1,038.8 million in the same quarter of 2017.

The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The total number of subscription-based paying membership accounts on the Company’s platforms, which include 58.com, Anjuke.com, and Ganji.com, was approximately 2,770,000 during the fourth quarter of 2018, a 4.4% increase from approximately 2,654,000 in the same quarter of 2017. The Company defines subscription-based paying membership accounts as registered accounts through which users have purchased the Company’s subscription-based membership services and whose membership subscriptions are active at any point during a given period. Some paying merchant members purchase membership services from more than one Company platform which contributes separately to the revenues of each platform.

Online marketing services revenues were RMB2,275.0 million (US$331.5 million), an increase of 38.3% from RMB1,644.5 million in the same quarter of 2017.

The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real-time bidding, priority listing and various other online marketing services.

Cost of Revenues

Cost of revenues was RMB457.7 million (US$66.7 million), an increase of 74.1% from RMB262.9 million in the same quarter of 2017. The year-over-year increase was primarily driven by increases in the costs of goods and services sold on Zhuan Zhuan, Anjuke, and ChinaHR platforms as well as traffic acquisition costs paid to 58.com’s advertising union partners, and salaries and benefits primarily for information quality control teams.

Gross Profit and Gross Margin

Gross profit was RMB3,151.6 million (US$459.2 million), an increase of 26.0% from RMB2,501.8 million during the same quarter of 2017.

Gross margin was 87.3%, compared with 90.5% during the same quarter of 2017.

Operating Expenses

Operating expenses were RMB2,445.2 million (US$356.3 million), an increase of 29.5% from RMB1,888.1 million in the same quarter of 2017.

Sales and marketing expenses in the fourth quarter of 2018 were RMB1,719.9 million (US$250.6 million), an increase of 28.5% from RMB1,338.6 million in the same quarter in 2017.

Within sales and marketing expenses, advertising expenses in the fourth quarter of 2018 were RMB796.5 million (US$116.1 million), an increase of 55.6% from RMB511.9 million in the fourth quarter of 2017.

The increase was primarily due to an increase in mobile traffic acquisition expenses, particularly for mobile applications such as 58.com, Anjuke, and Zhuan Zhuan. Advertising expenses associated with the Company’s core businesses including 58.com and Anjuke accounted for the majority of the increase. The Company scaled back advertising expenses associated with Zhuan Zhuan following the conclusion of a major brand campaign during the second and third quarters of 2018.

Non-advertising sales and marketing expenses in the fourth quarter of 2018 were RMB923.4 million (US$134.5 million), an increase of 11.7% from RMB826.7 million in the same quarter in 2017.

Non-advertising sales and marketing expenses include salaries, benefits, commissions and share-based compensation expenses for the Company’s sales, sales support, customer service, and marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities.

The increase in non-advertising sales and marketing expenses was mainly related to an increase in field sales teams and customer services personnel commissions and salaries and marketing and promotional expenses for 58.com and newer platforms such as 58 Town and Zhuan Zhuan. The average number of employees in the Company’s field sales, customer service and other sales and marketing nature teams were roughly the same during the quarter when compared to same period in 2017.

Research and development expenses in the fourth quarter of 2018 were RMB493.5 million (US$71.9 million), an increase of 37.9% from RMB357.9 million in the same quarter of 2017. The increase was primarily due to increases in salaries and benefits and share-based compensation expenses for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses in the fourth quarter of 2018 were RMB231.8 million (US$33.8 million), an increase of 21.0% from RMB191.6 million in the same quarter of 2017. The increase was primarily due to the increase in salaries, benefits and share-based compensation expenses related to administrative personnel.

Income from Operations

Income from operations was RMB706.4 million (US$102.9 million) in the fourth quarter of 2018, an increase of 15.1% from RMB613.7 million in the same quarter of 2017.

Operating margin, defined as income from operations divided by total revenues, was 19.6% in the fourth quarter of 2018, compared with 22.2% in the same quarter of 2017.

Non-GAAP income from operations was RMB894.6 million (US$130.3 million) in the fourth quarter of 2018, an increase of 17.3% from RMB762.5 million in the same quarter of 2017.

Non-GAAP operating margin, defined as non-GAAP income from operations divided by total revenues, was 24.8% in the fourth quarter of 2018, compared with 27.6% in the same quarter of 2017.

Other Expenses, net

Other expenses in the fourth quarter of 2018 were RMB164.5 million (US$24.0 million), compared with other expenses of RMB123.8 million in the same quarter of 2017.

Net investment loss was RMB190.9 million. Within the net investment loss was a loss in change in fair value of long-term investments of RMB206.7 million, which was primarily due to a decrease in share price of a publicly traded company in which the Group holds a minority stake.

Share of results of equity investees was a loss of RMB15.8 million which was primarily related to equity pick-up from 58 Home, 58.com’s non-consolidated affiliate.

Net Income Attributable to 58.com Inc. Ordinary Shareholders

Net income attributable to 58.com Inc. ordinary shareholders was RMB410.9 million (US$59.9 million) in the fourth quarter of 2018, a decrease of 0.8% from RMB414.1 million in the same quarter of 2017.

Net margin, defined as net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 11.4% in the fourth quarter of 2018, compared with 15.0% in the same quarter of 2017.

Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB756.3 million (US$110.2 million) in the fourth quarter of 2018, an increase of 37.8% from RMB549.0 million in the same quarter of 2017.

Non-GAAP net margin, defined as non-GAAP net income attributable to 58.com Inc. ordinary shareholders divided by total revenues, was 21.0% in the fourth quarter of 2018, compared with 19.9% in the same quarter of 2017.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2018 were RMB2.78 (US$0.41) and RMB2.75 (US$0.40), respectively, representing 1.4% and 1.0% decreases from RMB2.82 and RMB2.78, respectively, in the same quarter of 2017.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2018 were RMB5.12 (US$0.75) and RMB5.06 (US$0.74), respectively, representing 36.7% and 37.3% increases from RMB3.74 and RMB3.69, respectively, in the same quarter of 2017.

Cash Flow

Net cash provided by operating activities was RMB966.1 million (US$140.8 million) in the fourth quarter of 2018, an increase of 2.1% from RMB946.3 million in the same quarter of 2017.

Fiscal Year 2018 Financial Results

Revenues

Total revenues were RMB13,137.8 million (US$1,914.2 million) in 2018, representing an increase of 30.5% from RMB10,068.8 million during fiscal year 2017.

Membership revenues were RMB4,399.1 million (US$641.0 million) in 2018, an increase of 16.1% from RMB3,789.5 million during fiscal year 2017.

The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The total number of average quarterly subscription-based paying membership accounts on the Company’s platforms, which include 58.com, Anjuke.com and Ganji.com, was approximately 2,834,000 during 2018, a 14.0% increase from approximately 2,485,000 during 2017.

Online marketing services revenues were RMB8,282.6 million (US$1,206.8 million) in 2018, an increase of 38.5% from RMB5,978.5 million during fiscal year 2017.

The increase was primarily driven by the increasing adoption and effectiveness of the Company’s various online marketing services such as real time bidding and priority listings.

Cost of Revenues

Cost of revenues was RMB1,437.8 million (US$209.5 million) in 2018, an increase of 55.4% from RMB925.5 million during fiscal year 2017.

The year-over-year increase was primarily driven by increases in the costs of goods and services sold on Zhuan Zhuan, Anjuke, and ChinaHR platforms, traffic acquisition costs paid to 58.com’s advertising union partners, and salaries and benefits primarily for information quality control teams.

Gross Profit and Gross Margin

Gross profit was RMB11,700.0 million (US$1,704.7 million) in 2018, an increase of 28.0% from RMB9,143.3 million during fiscal year 2017.

Gross margin was 89.1%, compared with 90.8% during fiscal year 2017.

Operating Expenses

Operating expenses were RMB9,313.4 million (US$1,357.0 million), representing an increase of 26.8% from RMB7,346.8 million during fiscal year 2017.

Sales and marketing expenses in 2018 were RMB6,861.8 million (US$999.8 million), an increase of 31.6% from RMB5,212.4 million during fiscal year 2017.

Within sales and marketing expenses, advertising expenses in 2018 were RMB3,309.6 million (US$482.2 million), an increase of 58.6% from RMB2,087.1 million during fiscal year 2017.

The increase was primarily due to mobile traffic acquisition expenses, particularly for mobile applications such as 58.com, Anjuke and Zhuan Zhuan. Advertising expenses associated with the Company’s core businesses including 58.com and Anjuke accounted for the majority of the increase, while advertising expenses for Zhuan Zhuan grew at a faster rate from a smaller base in 2017.

Non-advertising sales and marketing expenses in 2018 were RMB3,552.3 million (US$517.6 million), an increase of 13.7% from RMB3,125.3 million during fiscal year 2017.

Non-advertising sales and marketing expenses include salaries, benefits, commissions and share-based compensation expenses for the Company’s sales, sales support, customer service, and marketing dealer management personnel, online and offline promotional expenses, and other operating expenses that are associated with sales and marketing activities.

The increase in non-advertising sales and marketing expenses was mainly related to the increase in field sales and customer service personnel commissions and salaries, marketing and promotional expenses for 58.com, and relatively new platforms such as 58 Town and Zhuan Zhuan.

Research and development expenses in 2018 were RMB1,702.7 million (US$248.1 million), an increase of 24.4% from RMB1,368.4 million during fiscal year 2017.

The increase was primarily due to increases in salaries and benefits and share-based compensation expenses for the Company’s research and development personnel for the development of new features and services.

General and administrative expenses in 2018 were RMB748.8 million (US$109.1 million), which was generally stable compared with RMB766.0 million during fiscal year 2017.

Income from Operations

Income from operations was RMB2,386.7 million (US$347.7 million) in 2018, an increase of 32.9% from RMB1,796.5 million during fiscal year 2017.

Operating margin was 18.2% in 2018, compared with 17.8% during fiscal year 2017.

Non-GAAP income from operations was RMB3,051.3 million (US$444.6 million) in 2018, an increase of 29.3% from RMB2,359.2 million during fiscal year 2017.

Non-GAAP operating margin was 23.2% in 2018, compared with 23.4% during fiscal year 2017.

Other Income/(Expenses), net

Other income in 2018 were RMB42.1 million (US$6.1 million), compared with other expenses of RMB260.5 million during fiscal year 2017.

Net investment income was RMB35.4 million. Within the net investment income was income of RMB194.1 million from commercial bank short-term investment products the Company purchased with its surplus cash, partially offset by loss in change in fair value of long-term investments of RMB139.3 million, which was primarily due to a decrease in share price of a publicly traded company in which the Group holds a minority stake.

Share of results of equity investees was a loss of RMB91.5 million which was primarily related to equity pick-up from 58 Home, 58.com’s non-consolidated affiliate.

Net Income Attributable to 58.com Inc. Ordinary Shareholders

Net income attributable to 58.com Inc. ordinary shareholders was RMB1,997.0 million (US$291.0 million) in 2018, an increase of 55.4% from RMB1,285.1 million during fiscal year 2017.

Net margin was 15.2% in 2018, compared with 12.8% during fiscal year 2017.

Non-GAAP net income attributable to 58.com Inc. ordinary shareholders was RMB2,723.1 million (US$396.8 million) in 2018, an increase of 51.7% from RMB1,795.0 million during fiscal year 2017.

Non-GAAP net margin was 20.7% in 2018, compared with 17.9% during fiscal year 2017.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in 2018 were RMB13.54 (US$1.97) and RMB13.33 (US$1.94), respectively, representing 53.6% and 53.2% from basic and diluted earnings per ADS attributable to ordinary shareholders of RMB8.82 and RMB8.70, respectively, during fiscal year 2017.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in 2018 were RMB18.47 (US$2.69) and RMB18.17 (US$2.65), respectively, representing 49.9% and 49.4% increases from non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders of RMB12.32 and RMB12.16, respectively, during fiscal year 2017.

Cash Flow

Net cash provided by operating activities was RMB3,799.6 million (US$553.6 million) in 2018, an increase of 36.7% from net cash provided by operating activities of RMB2,779.9 million during fiscal year 2017.

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2018, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB7,787.1 million (US$1,134.6 million).

Shares Outstanding

As of December 31, 2018, the Company had a total of 296,444,579 ordinary shares (including 250,858,415 Class A and 45,586,164 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares.

Recent Developments

On February 28, 2019, the Company entered into a definitive agreement to sell certain percentage of its equity stake in Che Hao Duo group (“Che Hao Duo”, previously known as Guazi), an unconsolidated minority investment, to a third-party investor for a total purchase price of US$713.6 million. The completion of the transaction is subject to certain closing conditions. Following the closing of the transaction, the Company will continue to hold a minority equity interest in Che Hao Duo.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2019 are expected to be between RMB2.86 billion and RMB2.96 billion. This represents a year-over-year increase of 16% to 20% in Renminbi amounts. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc. ordinary shareholders, non-GAAP net margin and non-GAAP basic and diluted earnings/(loss) per share and per ADS by excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, non-cash gain or loss and income tax effects resulting from GAAP to non-GAAP reconciling items have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, change in fair value of long-term investments, share-based compensation expenses included in share of results of equity investees, income tax effects of above GAAP to non-GAAP reconciling items, all of which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on March 1, 2019 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-6061

U.S. Toll Free:	+1-888-317-6003

Hong Kong Toll Free:	800-963976

Hong Kong	852-58081995

China Toll Free:	4001-206115

Passcode:	7221929

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, March 8, 2019. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10129144

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://ir.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,524,982	2,387,478	347,867
Restricted cash-current	93,350	812,000	118,312
Short-term investments	3,437,707	4,587,610	668,436
Accounts receivable, net	667,750	917,443	133,676
Prepayments and other current assets	657,272	813,403	118,517
Total current assets	6,381,061	9,517,934	1,386,808
Non-current assets:
Restricted cash-non-current	792,000	-	-
Property and equipment, net	1,351,681	1,329,752	193,751
Intangible assets, net	1,309,566	1,099,945	160,267
Land use rights, net	3,688	3,610	526
Goodwill	15,864,655	15,874,220	2,312,947
Long-term investments	1,808,601	3,365,906	490,429
Long-term prepayments and other non-current assets	755,260	639,478	93,174
Total non-current assets	21,885,451	22,312,911	3,251,094
Total assets	28,266,512	31,830,845	4,637,902
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	75,000	812,794	118,428
Accounts payable	624,300	887,558	129,321
Deferred revenues	2,123,755	2,348,333	342,163
Customer advances	1,365,437	1,465,169	213,482
Taxes payable	186,491	250,231	36,460
Salary and welfare payable	536,831	642,445	93,607
Accrued expenses and other current liabilities	689,134	878,368	127,982
Total current liabilities	5,600,948	7,284,898	1,061,443
Non-current liabilities:
Long-term loans	777,427	-	-
Deferred tax liabilities	319,219	283,112	41,251
Other non-current liabilities	17,376	1,675	244
Total non-current liabilities	1,114,022	284,787	41,495
Total liabilities	6,714,970	7,569,685	1,102,938
Mezzanine equity:
Mezzanine classified noncontrolling interests	1,736,405	1,944,397	283,308
Total mezzanine equity	1,736,405	1,944,397	283,308
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 245,924,871 Class A and 48,040,260 Class B shares issued and outstanding as of December 31, 2017 and 250,858,415 Class A and 45,586,164 Class B shares issued and outstanding as of December 31, 2018, respectively)	18	19	3
Additional paid-in capital	21,338,787	21,621,665	3,150,377
Retained earnings/(accumulated deficit)	(1,689,683)	439,514	64,039
Accumulated other comprehensive loss	(55,671)	(40,622)	(5,919)
Total 58.com Inc. shareholders’ equity	19,593,451	22,020,576	3,208,500
Noncontrolling interests	221,686	296,187	43,156
Total shareholders’ equity	19,815,137	22,316,763	3,251,656
Total liabilities, mezzanine equity and shareholders’ equity	28,266,512	31,830,845	4,637,902

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Membership	1,038,812	1,122,208	163,511	3,789,524	4,399,058	640,963
Online marketing services	1,644,486	2,275,034	331,483	5,978,491	8,282,593	1,206,812
E-commerce services	17,450	25,954	3,782	73,941	72,596	10,578
Other services	63,934	186,115	27,118	226,824	383,568	55,888
Total revenues	2,764,682	3,609,311	525,894	10,068,780	13,137,815	1,914,241
Cost of revenues(1)	(262,853)	(457,691)	(66,688)	(925,497)	(1,437,795)	(209,493)
Gross profit	2,501,829	3,151,620	459,206	9,143,283	11,700,020	1,704,748
Operating expenses(1):
Sales and marketing expenses(2)	(1,338,587)	(1,719,902)	(250,598)	(5,212,360)	(6,861,845)	(999,803)
Research and development expenses	(357,898)	(493,524)	(71,909)	(1,368,441)	(1,702,748)	(248,098)
General and administrative expenses	(191,631)	(231,819)	(33,777)	(766,017)	(748,766)	(109,099)
Total operating expenses	(1,888,116)	(2,445,245)	(356,284)	(7,346,818)	(9,313,359)	(1,357,000)
Income from operations	613,713	706,375	102,922	1,796,465	2,386,661	347,748
Other income/(expenses):
Interest income/(expense), net	7,515	11,895	1,733	(1,623)	15,529	2,263
Investment income/(loss), net	27,538	(190,866)	(27,810)	342,241	35,360	5,152
Share of results of equity investees	(198,333)	(15,802)	(2,302)	(687,400)	(91,497)	(13,332)
Foreign currency exchange gain, net	296	701	102	793	597	87
Others, net	39,157	29,554	4,306	85,455	82,113	11,964
Income before tax	489,886	541,857	78,951	1,535,931	2,428,763	353,882
Income tax expenses	(42,144)	(93,439)	(13,614)	(146,689)	(299,705)	(43,668)
Net income	447,742	448,418	65,337	1,389,242	2,129,058	310,214
Net loss/(income) attributable to noncontrolling interests	(763)	(2,931)	(427)	(4,667)	139	20
Deemed dividend to mezzanine classified noncontrolling interests	(32,922)	(34,551)	(5,034)	(99,507)	(132,202)	(19,262)
Net income attributable to 58.com Inc. ordinary shareholders	414,057	410,936	59,876	1,285,068	1,996,995	290,972

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
Net earnings per ordinary share attributable to ordinary shareholders - basic	1.41	1.39	0.20	4.41	6.77	0.99
Net earnings per ordinary share attributable to ordinary shareholders - diluted	1.39	1.38	0.20	4.35	6.66	0.97
Net earnings per ADS attributable to ordinary shareholders – basic (1 ADS represents 2 Class A ordinary shares)	2.82	2.78	0.41	8.82	13.54	1.97
Net earnings per ADS attributable to ordinary shareholders – diluted (1 ADS represents 2 Class A ordinary shares)	2.78	2.75	0.40	8.70	13.33	1.94
Weighted average number of ordinary shares used in computing basic earnings per share	293,323,477	295,558,994	295,558,994	291,475,725	294,902,518	294,902,518
Weighted average number of ordinary shares used in computing diluted earnings per share	297,680,844	298,705,512	298,705,512	295,304,995	299,711,258	299,711,258

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	1,139	2,041	297	3,278	6,354	926
Sales and marketing expenses	17,940	27,158	3,957	69,926	90,919	13,247
Research and development expenses	34,856	55,909	8,146	126,116	182,410	26,578
General and administrative expenses	44,808	52,695	7,678	151,249	183,191	26,692

Amortization of intangible assets resulting from business acquisitions were allocated in operating expenses as follows:

Sales and marketing expenses	43,671	43,410	6,325	176,157	174,333	25,401
Research and development expenses	11,677	11,997	1,748	46,708	47,028	6,852

(2)	Breakdown of sales and marketing expenses was as follows:

Advertising expenses	511,931	796,505	116,054	2,087,066	3,309,560	482,218
Non-advertising sales and marketing expenses	826,656	923,397	134,544	3,125,294	3,552,285	517,585

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
GAAP income from operations	613,713	706,375	102,922	1,796,465	2,386,661	347,748
Share-based compensation expenses[5]	93,463	132,777	19,346	339,837	443,312	64,592
Amortization of intangible assets resulting from business acquisitions	55,348	55,407	8,073	222,865	221,361	32,253
Non-GAAP income from operations	762,524	894,559	130,341	2,359,167	3,051,334	444,593

GAAP net income attributable to 58.com Inc. ordinary shareholders	414,057	410,936	59,876	1,285,068	1,996,995	290,972
Share-based compensation expenses	93,463	132,777	19,346	339,837	443,312	64,592
Amortization of intangible assets resulting from business acquisitions	55,348	55,407	8,073	222,865	221,361	32,253
Change in fair value of long-term investments	-	206,700	30,117	-	139,250	20,289
Share-based compensation expenses included in share of results of equity investees	(292)	14	2	2,094	15	2
Income tax effects of GAAP to non-GAAP reconciling items[6]	(13,555)	(49,519)	(7,216)	(54,872)	(77,849)	(11,343)
Non-GAAP net income attributable to 58.com Inc. ordinary shareholders	549,021	756,315	110,198	1,794,992	2,723,084	396,765

[5]	Since the third quarter of 2017, certain share-based awards with redemption features granted to the Company’s employees were expected to be settled in cash and were classified as liabilities. The share-based compensation expenses recognized for this type of awards amounted to RMB5.0 million and RMB19.6 million for the three months and the year ended December 31, 2018, respectively, and were excluded from the GAAP to non-GAAP reconciliation accordingly.

[6]	This is to exclude the income tax benefits related to amortization of intangible assets resulting from business acquisitions and change in fair value of long-term investments . Other GAAP to non-GAAP reconciling items have no income tax effect.

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2017	December 31, 2018	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
GAAP operating margin	22.2%	19.6%	19.6%	17.8%	18.2%	18.2%
Share-based compensation expenses	3.4%	3.7%	3.7%	3.4%	3.4%	3.4%
Amortization of intangible assets resulting from business acquisitions	2.0%	1.5%	1.5%	2.2%	1.6%	1.6%
Non-GAAP operating margin	27.6%	24.8%	24.8%	23.4%	23.2%	23.2%

GAAP net margin	15.0%	11.4%	11.4%	12.8%	15.2%	15.2%
Share-based compensation expenses	3.4%	3.7%	3.7%	3.4%	3.4%	3.4%
Amortization of intangible assets resulting from business acquisitions	2.0%	1.5%	1.5%	2.2%	1.6%	1.6%
Change in fair value of long-term investments	-	5.7%	5.7%	-	1.0%	1.0%
Share-based compensation expenses included in share of results of equity investees	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Income tax effects of GAAP to non-GAAP reconciling items	(0.5)%	(1.3)%	(1.3)%	(0.5)%	(0.5)%	(0.5)%
Non-GAAP net margin	19.9%	21.0%	21.0%	17.9%	20.7%	20.7%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	293,323,477	295,558,994	295,558,994	291,475,725	294,902,518	294,902,518
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	297,680,844	298,705,512	298,705,512	295,304,995	299,711,258	299,711,258
Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	146,661,739	147,779,497	147,779,497	145,737,863	147,451,259	147,451,259
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	148,840,422	149,352,756	149,352,756	147,652,498	149,855,629	149,855,629

Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - basic	1.87	2.56	0.37	6.16	9.23	1.35
Non-GAAP net earnings per ordinary share attributable to ordinary shareholders - diluted	1.84	2.53	0.37	6.08	9.09	1.32
Non-GAAP net earnings per ADS attributable to ordinary shareholders - basic	3.74	5.12	0.75	12.32	18.47	2.69
Non-GAAP net earnings per ADS attributable to ordinary shareholders - diluted	3.69	5.06	0.74	12.16	18.17	2.65

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